UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                            PREDICTIVE SYSTEMS, INC.
                            ------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)


                                    74036W102
                                    ---------
                                 (CUSIP Number)


                                DECEMBER 31, 2000
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           [_]    Rule 13d-1(b)
           [_]    Rule 13d-1(c)
           [X]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74036W102                  Schedule 13G                    Page 2 of 8
          ---------

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1.       Name of Reporting Person           General Atlantic Partners, LLC
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------

2.       Check the Appropriate Box          (a)   [X]
         if a Member of a Group             (b)   [_]
--------------------------------------------------------------------------------

3.       S.E.C. Use Only
--------------------------------------------------------------------------------

4.       Citizenship or Place of Organization      Delaware
--------------------------------------------------------------------------------

Number of Shares       (5) Sole Voting Power            0
Beneficially           (6) Shared Voting Power          5,924,517
Owned by Each          (7) Sole Dispositive Power       0
Reporting Person       (8) Shared Dispositive Power     5,924,517

--------------------------------------------------------------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  5,924,517
--------------------------------------------------------------------------------

10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                               ______
--------------------------------------------------------------------------------

11.      Percent of Class Represented by Amount in Row 9      20.2%
--------------------------------------------------------------------------------

12.      Type of Reporting Person                             00
--------------------------------------------------------------------------------

CUSIP NO. 74036W102                  Schedule 13G                    Page 3 of 8
          ---------

--------------------------------------------------------------------------------

1.       Name of Reporting Person           General Atlantic Partners 54, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------

2.       Check the Appropriate Box          (a)    [X]
         if a Member of a Group             (b)    [_]
--------------------------------------------------------------------------------

3.       S.E.C. Use Only
--------------------------------------------------------------------------------

4.       Citizenship or Place of Organization       Delaware
--------------------------------------------------------------------------------

Number of Shares       (5)   Sole Voting Power            0
Beneficially           (6)   Shared Voting Power          5,924,517
Owned by Each          (7)   Sole Dispositive Power       0
Reporting Person       (8)   Shared Dispositive Power     5,924,517
--------------------------------------------------------------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  5,924,517
--------------------------------------------------------------------------------

10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                               ______
--------------------------------------------------------------------------------

11.      Percent of Class Represented by Amount in Row 9      20.2%
--------------------------------------------------------------------------------

12.      Type of Reporting Person                             PN
--------------------------------------------------------------------------------

CUSIP NO. 74036W102                  Schedule 13G                    Page 4 of 8
          ---------

--------------------------------------------------------------------------------

1.       Name of Reporting Person           General Atlantic Partners 57, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------

2.       Check the Appropriate Box          (a)    [X]
         if a Member of a Group             (b)    [_]
--------------------------------------------------------------------------------

3.       S.E.C. Use Only
--------------------------------------------------------------------------------

4.       Citizenship or Place of Organization       Delaware
--------------------------------------------------------------------------------

Number of Shares      (5)    Sole Voting Power            0
Beneficially          (6)    Shared Voting Power          5,924,517
Owned by Each         (7)    Sole Dispositive Power       0
Reporting Person      (8)    Shared Dispositive Power     5,924,517
--------------------------------------------------------------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  5,924,517
--------------------------------------------------------------------------------

10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                               ______
--------------------------------------------------------------------------------

11.      Percent of Class Represented by Amount in Row 9      20.2%
--------------------------------------------------------------------------------

12.      Type of Reporting Person                             PN
--------------------------------------------------------------------------------

CUSIP NO. 74036W102                  Schedule 13G                    Page 5 of 8
          ---------

--------------------------------------------------------------------------------

1.       Name of Reporting Person           GAP Coinvestment Partners II, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------

2.       Check the Appropriate Box          (a)  [X]
         if a Member of a Group             (b)  [_]
--------------------------------------------------------------------------------

3.       S.E.C. Use Only
--------------------------------------------------------------------------------

4.       Citizenship or Place of Organization    Delaware
--------------------------------------------------------------------------------

Number of Shares     (5)   Sole Voting Power           0
Beneficially         (6)   Shared Voting Power         5,924,517
Owned by Each        (7)   Sole Dispositive Power      0
Reporting Person     (8)   Shared Dispositive Power    5,924,517
--------------------------------------------------------------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  5,924,517
--------------------------------------------------------------------------------

10.      Check if the Aggregate Amount in Row (9) Excludes Certain

         Shares                                               ______
--------------------------------------------------------------------------------

11.      Percent of Class Represented by Amount in Row 9      20.2%
--------------------------------------------------------------------------------

12.      Type of Reporting Person                             PN
--------------------------------------------------------------------------------

CUSIP NO. 74036W102                  Schedule 13G                    Page 6 of 8
          ---------


                    This Amendment No. 1 to Schedule 13G is filed by the undersigned to amend and restate in its entirety the Schedule 13G, dated as of Feburary 14, 2000 (the "Statement"), with respect to the shares of common stock, par value $.001 per share (the "Common Stock"), of Predictive Systems, Inc. (the "Company").


Item 1.             (a)      NAME OF ISSUER

                    Predictive Systems, Inc.

                    (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                    145 Hudson Street
                    New York, New York 10013


Item 2.             (a)      NAMES OF PERSONS FILING

                    General Atlantic Partners, LLC ("GAP")
                    General Atlantic Partners 54, L.P. ("GAP 54")
                    General Atlantic Partners 57, L.P. ("GAP 57")
                    GAP Coinvestment Partners II, L.P. ("GAPCO II" and, together with GAP, GAP 54 and GAP 57, the "Reporting Persons")

                    (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE

                    c/o General Atlantic Service Corporation
                    3 Pickwick Plaza
                    Greenwich, CT 06830

                    (c)      CITIZENSHIP

                    GAP -- Delaware
                    GAP 54 -- Delaware
                    GAP 57 -- Delaware
                    GAPCO II -- Delaware

                    (d)      TITLE OF CLASS OF SECURITIES

                    Common Stock, par value $.001 per share (the "Shares")

                    (e)      CUSIP NUMBER

                    74036W102
Item 3. This statement is not filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c).

Item 4.             As of December 31, 2000, GAP, GAP 54, GAP 57 and GAPCO II

CUSIP NO. 74036W102                  Schedule 13G                    Page 7 of 8
          ---------

                    owned of record no Shares, 4,559,458 Shares, 349,918 Shares and 1,015,141 Shares, respectively, or 0.0%, 15.5%, 1.2% and 3.5%, respectively, of the issued and outstanding Shares. The general partner of GAP 54 and GAP 57 is GAP. The managing members of GAP are Steven A. Denning, Peter L. Bloom, David C. Hodgson, William O. Grabe, William E. Ford, Clifton S. Robbins, Franchon M. Smithson, Matthew Nimetz, Mark F. Dzialga, Klaus Esser, Rene M. Kern and John Wong (collectively, the "GAP Managing Members"). Mr. Bloom and Braden R. Kelly, a principal at GAP, are directors of the Company. The GAP Managing Members (other than Mr. Esser) are the general partners of GAPCO II. By virtue of the fact that the GAP Managing Members are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO II, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the Shares which each of them owns of record. Accordingly, as of December 31, 2000, each of the Reporting Persons may be deemed to own beneficially an aggregate of 5,924,517 Shares or 20.2% of the issued and outstanding Shares. Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 5,924,517 Shares that may be deemed to be owned beneficially by each of them.

Item 5.             OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                    Not applicable.

Item 6.             OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                    ANOTHER PERSON

                    See Item 4.

Item 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                    Not applicable.

Item 8.             IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                    See Item 4.

Item 9.             NOTICE OF DISSOLUTION OF GROUP

                    Not applicable.

Item 10.            CERTIFICATION

                    Not applicable.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP NO. 74036W102                  Schedule 13G                    Page 8 of 8
          ---------


                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated as of February 13, 2001

                                GENERAL ATLANTIC PARTNERS, LLC


                                By:     /s/ Thomas J. Murphy
                                    --------------------------------------------
                                    Name:   Thomas J. Murphy
                                    Title:  Attorney-in-Fact


                                GENERAL ATLANTIC PARTNERS 54, L.P.

                                By: General Atlantic Partners, LLC
                                    its General Partner


                                    By:  /s/ Thomas J. Murphy
                                         ---------------------------------------
                                         Name:  Thomas J. Murphy
                                         Title: Attorney-in-Fact


                                GENERAL ATLANTIC PARTNERS 57, L.P.

                                By: GENERAL ATLANTIC PARTNERS, LLC
                                    its General Partner


                                    By:  /s/ Thomas J. Murphy
                                         ---------------------------------------
                                         Name:  Thomas J. Murphy
                                         Title: Attorney-in-Fact


                                GAP COINVESTMENT PARTNERS II, L.P.


                                By:     /s/ Thomas J. Murphy
                                    --------------------------------------------
                                    Name:   Thomas J. Murphy
                                    Title:  Attorney-in-Fact